Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Successor			Predecessor
	Year Ended December 31,		July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Year Ended December 31,
	2011	2010			2008	2007
Income (loss) from continuing operations before income taxes and equity income(a)	$5,985	$5,737	$(5,283)	$107,776	$(29,471)	$(6,346)
Fixed charges included in income (loss) from continuing operations
Interest and related charges on debt	799	1,155	707	5,444	2,659	3,399
Portion of rentals deemed to be interest	161	171	72	104	264	230
Interest capitalized in period	91	62	26	28	244	24
Total fixed charges included in income (loss) from continuing operations	1,051	1,388	805	5,576	3,167	3,653
Amortization of capitalized interest	7	1	—	46	77	48
Equity (income) loss of Ally Financial, Inc.	—	—	—	(1,380)	6,183	1,245
Dividends from nonconsolidated affiliates	1,350	1,171	422	112	440	693
Interest capitalized	(91)	(62)	(26)	(28)	(244)	(24)
Earnings (losses) available for fixed charges	$8,302	$8,235	$(4,082)	$112,102	$(19,848)	$(731)
Fixed charges included in income (loss) from continuing operations	$1,051	$1,388	$805	$5,576	$3,167	$3,653
Preferred dividends
Dividends on Series A and Series B Preferred Stock	$859	$1,504	$131	$—	$—	$—
Preferred dividends grossed up to a pre-income tax basis	$844	$1,703	$162	$—	$—	$—
Combined fixed charges and preferred dividends	$1,895	$3,091	$967	$5,576	$3,167	$3,653
Ratios of earnings to fixed charges	7.90	5.93		20.10
Ratio of earnings to combined fixed charges and preferred stock dividends	4.38	2.66		20.10
__________

(a)	Includes Reorganization gains, net of $128.2 billion in the period January 1, 2009 through July 9, 2009.

Earnings in the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, and 2007 were inadequate to cover fixed charges. Additional earnings of $5.0 billion, $23.0 billion and $4.4 billion in the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008 and 2007 would have been necessary to bring ratios for these periods to 1.0.